April 5, 2007

VIA FACSIMILE AND EDGAR

Mr. Kurt K. Murao
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc. Registration Statement on Form SB-2 File No. 333-139694

Dear Mr. Murao:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MMC Energy, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form SB-2, as amended, be accelerated so that the same may become effective at 3:00 p.m. on April 5, 2007, or as soon thereafter as practicable. In addition, the Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please call Tony Saur at (212) 335-4688 or John Depke at (212) 335-4831.

Very truly yours,

MMC ENERGY, INC.

By:	/s/ Denis Gagnon
Denis Gagnon
Chief Financial Officer